                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-04195



                           Prospectus Supplement No. 5
                                       to
                         Prospectus Dated July 18, 1996

                               ------------------

                              GCR HOLDINGS LIMITED
                                 ORDINARY SHARES
                           (par value $0.10 per share)

                               ------------------



     See "Risk Factors" on pages 13 through 23 of the Prospectus dated July 18, 1996 for certain considerations relevant to an investment in the Ordinary Shares.


     The Ordinary Shares have been approved for quotation in the Nasdaq National Market under the symbol "GCREF."

                                 ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

     This Prospectus Supplement, together with the Prospectus dated July 18, 1996, has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Ordinary Shares related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution."


                              GOLDMAN, SACHS & CO.

                              --------------------

           The date of this Prospectus Supplement is January 28, 1997.

     This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated July 18, 1996 (the "Prospectus"). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the same meanings as in the Prospectus.

     The closing for the Offering referred to in the Prospectus occurred on July 24, 1996. The underwriters exercised a portion of their over-allotment option which represented 600,000 shares on July 29, 1996. The closing for the shares represented by the underwriters' over-allotment option occurred on August 1, 1996.

     On January 24, 1997, the Company issued a press release, a copy of which is attached hereto and deemed to be a part hereof. On January 27, 1997, the Company filed with the Securities and Exchange Commission, a report on Form 10-Q, a copy of which is attached hereto and deemed to be a part hereof.

[GCR HOLDINGS LIMITED LETTERHEAD]

FOR IMMEDIATE RELEASE

CONTACT:  Lawrence S. Doyle                     Andrew R. Baer
          Frederick W. Deichmann                Tracey T. Stearns
          GCR Holdings Limited                  Kekst and Company
          441-292-9415                          212-593-2655

                       GCR REPORTS FIRST QUARTER RESULTS

HAMILTON, BERMUDA, JANUARY 24, 1997 -- GCR HOLDINGS LIMITED (NASDAQ: GCREF) today reported that net income for the first quarter of its 1997 fiscal year was $23.3 million compared to $22.7 million in the first quarter of the prior fiscal year, or $0.93 per share compared to $0.99 per share. Pro forma net income per share was $0.91 for the quarter ended December 31, 1995, after giving effect to shares issued pursuant to sponsor options in mid-December 1995 as if those shares were outstanding for the entire quarter and shares repurchased in July 1996 as if those shares were constructively retired for the quarter. Net operating income, excluding net realized gains and losses on investments, for the quarter was $23.2 million, compared to $22.0 million in the prior year.

For the Company's first quarter, premiums written were $4.1 million, compared to $7.6 million for the first quarter of the prior fiscal year. Premiums earned were $30.4 million and $32.9 million for the quarters ended December 31, 1996 and 1995, respectively.

Lawrence S. Doyle, President and Chief Executive Officer, said "We are pleased with our earnings performance for the first quarter of our 1997 fiscal year. Our loss experience continues to be very favorable by industry standards. There were no significant catastrophic events during the quarter. As expected, written premiums were not significant for the quarter. The reduction from the first quarter of the prior year reflected a change in renewal date of one large contract to January 1, and our desire to reduce shares on a few existing programs. The Company's most important renewal season falls in its second fiscal quarter when contracts with January 1 inception dates are written. As anticipated, ongoing favorable loss experience in our core property catastrophe business has resulted in increased price competition. We have seen rate reductions of 15% on average. We continue to enforce our disciplined underwriting strategy, which emphasizes quality rather than premium volume. This approach has resulted in our rejection of certain programs which we feel were inadequately priced.

"Our strong operating results have allowed GCR to maintain a $0.62 quarterly dividend, which is consistent with our goal of paying 60%-80% of operating earnings for the prior fiscal year, subject to loss experience and other factors.

"GCR was pleased to receive an A+ claims paying rating from Standard & Poor's. The rating is recognition of the Company's strong financial condition, experienced management, and conservative underwriting philosophy," added Mr. Doyle.

Investment income in the most recent quarter was $6.6 million, compared to $8.3 million in the prior year, reflecting modestly declining yields and the sale of investments to provide for repayment of debt in late February, 1996.

Total revenues for the first quarter were $37.3 million, down 11.2% from $42.0 million in 1995 as a result of decreases in premiums earned, investment income and realized investment gains.

For the quarter, loss and loss expenses were $6.2 million, an improvement of 39.0% compared to $10.2 million for the first quarter of fiscal 1995. GCR was affected by one catastrophic event in the first quarter of the 1996 fiscal year, Hurricane Opal, which struck the Florida Panhandle in October 1995. The Company's loss ratio -- i.e., the ratio of losses and loss expenses to earned premium -- was 20.5% for the quarter ended December 31, 1996, compared to 31.0% for the first quarter of fiscal 1996.

Acquisition expenses were $4.7 million for the first quarter of fiscal 1997, equal to those for the first quarter of fiscal 1996. General and administrative expenses were $3.1 million for the quarter reflecting staff addition, increased travel costs, legal and other costs related to our public company status and adjustments of compensation expense reflecting shareholder approval of plan amendments. The Company's combined ratio was 43.4% for the first quarter of the 1997 fiscal year, compared to 49.1% for the same quarter of the 1996 fiscal year due to favorable underwriting results.

The Company established two new operations during the quarter. Capital Global Underwriters Limited (CGUL), a joint venture between the Company's subsidiary, Global Capital Reinsurance Limited, and Capital Re Corporation, has been formed with combined capital of $20 million. Continuing Global Capital Re's diversification efforts, CGUL will specialize in financial reinsurance. The Company also established Global Capital Underwriting Limited, a wholly-owned subsidiary, to participate in a corporate parallel syndicate to underwrite a marine insurance portfolio at Lloyd's of London. Both of these investments are modest in scope and are not expected to have a meaningful impact on results of the current fiscal year.

Total assets at December 31, 1996, were $505.9 million, compared to $516.8 million at September 30, 1996. Shareholders' equity increased from $417.0 million at the 1996 fiscal year end, September 30, 1996, to $427.3 million at December 31, 1996. Book value per share increased from $16.90 to $17.25 per share over the same period.

On January 23, 1997, the Board of Directors declared a dividend of $0.62 per share payable on February 25, 1997, to shareholders of record on February 12, 1997.

GCR Holdings Limited provides property catastrophe, property risk excess-of-loss, property pro rata, marine, energy and satellite reinsurance to insurers on a worldwide basis through its principal wholly-owned subsidiary, Global Capital Reinsurance Limited.

                                *****

                    (Financial information follows)

GCR HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share data)


                                        Quarter Ended           Quarter Ended
                                      December 31, 1996       December 31, 1995
                                         (unaudited)             (unaudited)

REVENUES

Premiums written.......................  $     4,099             $     7,555
Change in unearned premiums............       26,331                  25,339
                                         -----------             -----------
Premiums earned........................       30,430                  32,894
Investment income, net.................        6,562                   8,294
Realized gains on investments, net.....           83                     764
Exchange gain..........................          224                      47
                                         -----------             -----------
Total Revenues.........................       37,299                  41,999
                                         -----------             -----------
EXPENSES

Losses and loss expense................        6,227                  10,210
Acquisition expenses...................        4,714                   4,738
General and administrative expenses....        3,091                   1,933
Interest expense.......................                                2,402
                                         -----------             -----------
Total Expenses.........................       14,032                  19,283
                                         -----------             -----------
Minority interest......................          (17)                     --
                                         -----------             -----------

NET INCOME                                    23,250                  22,716

Retained earnings, beginning of period..      60,763                  17,127
Dividends to shareholders...............      15,355                      --
                                         -----------             -----------
Retained earnings, end of period........ $    68,658             $    39,843
                                         ===========             ===========
Net income per share.................... $      0.93             $      0.99

Proforma net income per share
 (giving effect to sponsor warrant
 exercise and share repurchase)......... $       n/a             $      0.91

Weighted average shares.................  25,019,860              22,861,212

Loss ratio..............................        20.5%                   31.0%
Expense ratio...........................        22.9%                   18.1%
Combined ratio..........................        43.4%                   49.1%

GCR Holdings Limited
Consolidated Balance Sheets
(in thousands of U.S. dollars)


                                                                             December 31                September 30
                                                                                1996                        1996
                                                                             (unaudited)
                                                                             -----------                ------------

ASSETS
Fixed maturity investments, at fair value (amortized
  cost $452,061 and $438,333) .....................................           $451,578                    $438,204
Other investments, at cost ........................................              1,250                          --
Cash and cash equivalents .........................................              8,250                      14,070
Premiums receivable ...............................................             29,619                      45,542
Accrued investment income .........................................              5,258                       8,941
Deferred acquisition costs ........................................              5,545                       9,416
Other assets ......................................................              4,370                         667
                                                                              --------                    --------
Total Assets ......................................................           $505,870                    $516,840
                                                                              ========                    ========
Liabilities
Reserve for losses and loss expenses ..............................           $ 35,557                    $ 39,934
Unearned premium reserve ..........................................             30,698                      57,029
Accrued expenses ..................................................              2,331                       2,840
                                                                              --------                    --------
Total Liabilities .................................................             68,586                      99,803
                                                                              --------                    --------
Minority interest .................................................             10,017                          --
                                                                              --------                    --------
SHAREHOLDERS' EQUITY
Share capital (par value $0.10; authorized
  50,000,000 shares; Issued and outstanding
  24,765,255 and 24,674,255) ......................................              2,477                       2,467
Paid in capital ...................................................            357,551                     355,295
Notes receivable for shares issued ................................               (936)                     (1,359)
Unrealized appreciation (depreciation) in investments, net ........               (483)                       (129)
Retained earnings .................................................             68,658                      60,763
                                                                              --------                    --------
Total Shareholders' Equity ........................................            427,267                     417,037
                                                                              --------                    --------
Total Liabilities and Shareholders' Equity ........................           $505,870                    $516,840
                                                                              ========                    ========
Book value per share ..............................................           $  17.25                    $  16.90

                                    FORM 10-Q

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the quarterly period ended      December 31, 1996
                               -------------------------------------------------


Commission file number              0-27220
                       ---------------------------------------------------------

                              GCR Holdings Limited
--------------------------------------------------------------------------------

             (Exact name of registrant as specified in its charter)


Cayman Islands                                          not applicable
--------------------------------------------------------------------------------
(state or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                          Identification No.)


         Sofia House, 48 Church Street, Hamilton  HM 12, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip Code)


         (441) 292 9415
--------------------------------------------------------------------------------

              (Registrant's telephone number, including area code)


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X    No
                                               ---      ---


     Indicate the number of shares outstanding of the issuer's classes of common stock, as of the latest practicable date.


         Class                                    Outstanding January 27, 1997
         -----                                    ----------------------------
         Ordinary shares, U.S. $0.10 par value             24,765,255
         Other shares, U.S. $0.10 par value                         0

PART 1.           FINANCIAL INFORMATION
ITEM 1.           FINANCIAL STATEMENTS

GCR HOLDINGS LIMITED AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)


                                                                     December 31     September 30
                                                                        1996             1996
                                                                     (unaudited)
ASSETS
Fixed maturity investments, at fair value (amortized
cost $452,061 and $438,393) ..................................       $ 451,578        $ 438,204
Other investments, at cost ...................................           1,250               --
Cash and cash equivalents ....................................           8,250           14,070
Premiums receivable ..........................................          29,619           45,542
Accrued Investment income ....................................           5,258            8,941
Deferred acquisition costs ...................................           5,545            9,416
Other assets .................................................           4,370              667
                                                                     ---------        ---------
Total Assets .................................................       $ 505,870        $ 516,840
                                                                     =========        =========

LIABILITIES

Reserve for losses and loss expenses .........................       $  35,557        $  39,934
Unearned premium reserve .....................................          30,698           57,029
Accrued expenses .............................................           2,331            2,840
                                                                     ---------        ---------
Total Liabilities ............................................          68,586           99,803
                                                                     ---------        ---------
Minority interest ............................................          10,017               --
                                                                     ---------        ---------

SHAREHOLDERS' EQUITY

Share capital ................................................           2,477            2,467
Paid in capital ..............................................         357,551          355,295
Notes receivable for shares issued ...........................            (936)          (1,359)
Unrealized appreciation (depreciation) on investments, net ...            (483)            (129)
Retained earnings ............................................          68,658           60,763

                                                                     ---------        ---------
Total Shareholders' Equity ...................................         427,267          417,037
                                                                     ---------        ---------
Total Liabilities and Shareholders' Equity ...................       $ 505,870        $ 516,840
                                                                     =========        =========


The accompanying notes are an integral part of these financial statements

GCR HOLDINGS LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(in thousands of U.S. dollars, except per share data)

                                                    Quarter Ended       Quarter Ended
                                                  December 31, 1996   December 31, 1995
REVENUES
Premiums written .............................      $      4,099        $     7,555
Change in unearned premiums ..................            26,331             25,339
                                                    ------------        -----------
Premiums earned ..............................            30,430             32,894
Investment income, net .......................             6,562              8,294
Realized gains (losses) on investments, net...                83                764
Exchange gain (loss) .........................               224                 47
                                                    ------------        -----------
Total Revenues ...............................            37,299             41,999
                                                    ------------        -----------

EXPENSES

Losses and loss expense ......................             6,227             10,210
Acquisition expenses .........................             4,714              4,738
General and administrative expenses ..........             3,091              1,933
Interest expense .............................                --              2,402
                                                    ------------        -----------
Total Expenses ...............................            14,032             19,283
                                                    ------------        -----------
Minority interest ............................               (17)                --
                                                    ------------        -----------

NET INCOME ...................................            23,250             22,716

Retained earnings, beginning of period .......            60,763             17,127
Dividends to shareholders ....................            15,355                 --
                                                    ------------        -----------
Retained earnings, end of period .............      $     68,658        $    39,843
                                                    ============        ===========

Net income per share .........................      $       0.93        $      0.99

Proforma net income per share
   (giving effect to sponsor warrant exercise
    and share repurchase) ....................      $        n/a        $      0.91

Weighted average shares ......................        25,019,860         22,861,212

The accompanying notes are an integral part of these financial statements

GCR HOLDINGS LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of U.S. dollars)



                                                                Three Months ended December 31
                                                                    1996             1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...............................................       $  23,250        $  22,716
Adjustments to reconcile net income to cash
provided by operating activities:
   Depreciation and amortization .........................             139              100
   Realized (gains) losses on sale of investments, net ...             (83)            (764)
   Minority interest .....................................              17               --
   Add (deduct) changes in assets and liabilities:
         Premiums receivable .............................          15,923           18,632
         Deferred acquisition costs ......................           3,870            3,813
         Accrued investment income .......................           3,683            5,335
         Other assets ....................................          (3,828)            (519)
         Unearned premium reserve ........................         (26,331)         (25,339)
         Reserve for losses and loss expense .............          (4,377)           2,965
         Accrued expenses ................................            (508)          (1,834)
                                                                 ---------        ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES ................          11,755           25,105
                                                                 ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of investments ........................         415,642          311,366
Purchase of investments ..................................        (430,537)        (354,759)
Purchase of fixed assets .................................             (15)             (27)
                                                                 ---------        ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES ......         (14,910)         (43,420)
                                                                 ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Minority interest investment in joint venture ............          10,000
Proceeds from issue of ordinary shares ...................           2,265           36,340
Repayment of notes receivable ............................             424              424
Repayment of loans .......................................              --          (34,000)
Dividends to shareholders ................................         (15,354)
                                                                 ---------        ---------
NET CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES ......          (2,665)           2,764
                                                                 ---------        ---------

NET DECREASE IN CASH .....................................          (5,820)         (15,551)
Cash and cash equivalents at beginning of period .........          14,070           41,490
                                                                 ---------        ---------
Cash and cash equivalents at end of period ...............       $   8,250        $  25,939
                                                                 =========        =========

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1) The consolidated interim financial statements of the Company have been prepared on the basis of United States generally accepted accounting principles and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results. These interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal year ended September 30, 1996. The results of operations for any interim period are not necessarily indicative of results for the full year.

2) Global Capital Reinsurance Limited, a wholly owned subsidiary, has made an initial investment of $10 million in Capital Global Underwriting Limited, a joint venture with Capital Re Corporation and agreed to contribute an additional $15 million as needed to support the joint venture's growth. The minority interest in the joint venture and its results are presented on the face of the consolidated balance sheet and in the statement of income.

3) In connection with the Company's initial public offering of 7.6 million shares on December 18, 1995, the Company's sponsors exercised warrants to acquire 3.3 million shares at an aggregate exercise price of $36.3 million ($11.00 per share). The Company also sponsored a second offering of 5.4 million shares on behalf of shareholders on July 18, 1996. The Company's subsidiary purchased 1 million shares in the offering which were retired in December 1996.

4) The authorized share capital of the Company is $7,500,000 consisting of 50,000,000 ordinary shares of $0.10 par value, of which 24,765,255 shares were issued and outstanding on December 31, 1996, and 25,000,000 other shares of $0.10 par value, none of which have been issued.

5) Net income per share is based on earnings divided by the weighted average common shares, including common share equivalents, outstanding during the period. Pro forma net income per share was $0.91 for the quarter ended December 31, 1995, assuming the shares issued pursuant to sponsor warrants had been outstanding and shares repurchased by the Company's subsidiary in the offering of July 18, 1996 had been constructively retired throughout the period.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATION AND LIQUIDITY AND CAPITAL RESOURCES


The consolidated interim financial statements included in this Form 10-Q are for the first quarter, ended December 31, 1996, of the Company's 1997 fiscal year The Company reports on a September 30 fiscal year. All amounts are reported in United States currency.


SEASONAL AND PRICING TRENDS AND EFFECT ON PREMIUMS WRITTEN AND EARNED

Renewal dates for property catastrophe reinsurance business are generally concentrated in the first and second quarters of each calendar year -- i.e., in the second and third quarters of the Company's fiscal year. The fourth calendar quarter, the period under review, is not a significant renewal period for either the industry as a whole or for the Company, consequently, new premiums written in the quarter are traditionally low. However, the industry practice of earning premium income ratably over the term of the underlying contracts means that premium income is not concentrated in any interim period.

The Company and, based on industry trade publications, underwriting submissions and meetings with clients and brokers, management believes the global property catastrophe reinsurance market has experienced reductions in premium rates of 10% to 15% in 1995 compared to 1994 and in 1996 compared to 1995. These reductions, the result of favorable loss experience throughout the industry, adversely affected the volume of premium written by the Company in the first and second calendar quarters of 1996 (in the prior fiscal year) -- the impact of which flows into the period under review as a reduction in earned premium when compared to the same period of the prior fiscal year.

Further rate reductions of 15% on average are being seen in the January 1997 renewal season. This reduction in rates has caused the Company to reduce, and in some cases cancel, its participation in business which it considers to be inadequately priced.


RESULTS OF OPERATIONS, QUARTER ENDED DECEMBER 31, 1996 AND 1995

Written premiums for the first quarter of the Company's 1997 fiscal year, which ended December 31, 1996, were $4.1 million, a decrease of $3.5 million from $7.6 million written in the same period last year. The reduction resulted from increased price competition, the change in renewal date for one large contract in the United Kingdom to January 1, 1997, in the next fiscal period for the Company, and Company decisions to reduce participation in a few existing programs. Earned premiums of $30.4 million were down 7.5% compared to 1995 when the Company earned premiums of $32.9 million, reflecting reductions in written premium in the prior fiscal year and the industry practice of earning premium income ratably over the contract period.

Losses and loss expenses for the quarter ended December 31, 1996 were $6.2 million, an improvement of $4 million when compared to 1995. The Company did not experience any new catastrophic losses during the first quarter of the 1997 fiscal year (unlike the same period in the prior fiscal year, which included losses resulting from Hurricane Opal in Florida in early October 1995). The Company's loss ratio (the ratio of losses incurred to earned premium) was 20.5% in the period under review compared with 31.0% for 1995. The Company is subject to the infrequent but severe effects of natural and man-made catastrophes which can lead to volatile losses and net income.

Acquisition expenses, primarily commission and brokerage related to the production of premium income, were unchanged at $4.7 million for the quarters ended December 31, 1996 and 1995.

General and Administrative expenses increased to $3.1 million in the quarter ended December 31, 1996. The increase reflects an increase in the Company's staff, increased travel costs and adjustments of compensation expense reflecting shareholder approval of plan amendments.

Investment income fell 20.9% from $8.3 million in the quarter ended December 31, 1995 to $6.6 million in the quarter ended December 31, 1996. This reduction was a result of the utilization of invested assets to repay the Company's debt in February 1996.

The Company did not incur interest expense in the quarter under review as all borrowings had been repaid in February 1996. Interest expense in the first quarter of the prior fiscal year was $2.4 million on borrowing of $142 million under the Company's line of credit.

Net income for the first quarter of the Company's fiscal year was $23.3 million ($0.93 per share), an increase of 2.4% compared to the $22.7 million ($0.99 per share) earned in the first quarter of the prior fiscal year. Pro forma net income per share was $0.91 for the quarter ended December 31, 1995, assuming shares issued pursuant to sponsor warrants in mid-December 1995 had been outstanding and shares repurchased by the Company's subsidiary in the second public offering of July 18, 1996 had been constructively retired throughout the period.

The Company established two new operations during the quarter under review. Capital Global Underwriters Limited (CGUL), a joint venture between Global Capital Reinsurance Limited ("Global Capital Re", a wholly-owned subsidiary of GCR Holdings Limited) and Capital Re Corporation, has been formed with combined capital of $20 million. CGUL will specialize in financial reinsurance and will allow Global Capital Re to continue its diversification efforts. The Company also established Global Capital Underwriting Limited, a fully-owned subsidiary of Global Capital Re, to participate as a corporate parallel syndicate to underwrite a marine insurance portfolio at Lloyd's of

London. Both of these investments are modest in scope and are not expected to have a meaningful impact on results in the current fiscal year.


LIQUIDITY AND CAPITAL RESOURCES

The Company is a holding company which conducts no operations of its own and whose assets essentially consist of its equity interest in its principal operating subsidiary, Global Capital Re. The Company's cash flows are, therefore, restricted to distributions from Global Capital Re and borrowings under the Company's credit facility. Distributions by Global Capital Re are restricted by various statutory requirements in Bermuda, its domicile, which are determined by its financial condition and operating results. Global Capital Re would be required to notify Bermuda authorities before making any distribution to the Company in excess of approximately $106.5 million during the current year fiscal year

Cash flow from operations was $11.8 million for the quarter compared with $25.1 million last year. The most significant change in the current period was the higher level of losses paid by the Company (mainly on losses incurred in the period prior to the fiscal quarter under review) in 1996 compared with the same period in 1995. The Company's cash flows may fluctuate substantially between individual quarters and years due to large loss payments resulting from the infrequent but severe catastrophic losses which can be expected from time to time. Net cash flows from operating activities are added to funds available for investment by Global Capital Re.

Net cash used for investing activities was $14.9 million in 1996 compared to $43.4 million in the quarter ended December 31, 1995 as the result of reduced cash flow from operations. A portion of the Company's invested assets are used to secure letters of credit issued to clients in the normal course of business. Assets of $41.2 million were pledged at December 31, 1996.

An initial public offering was completed by the Company on behalf of existing shareholders in December 1995 (during the first quarter of the prior fiscal year). The Company did not receive any of the proceeds from the offering although it did receive $36.3 million from the exercise of sponsor warrants to acquire 3.3 million ordinary shares. The Company used $34 million of these proceeds to reduce outstanding borrowings under the line of credit. A second public offering of shares held by original shareholders was held in July 1996. In that offering, Global Capital Re bought one million shares for $20.9 million. These shares were repurchased by the Company in December 1996 and retired.

The Company invested $10 million in Capital Global Underwriting Limited, which was established during the quarter under review. The Company agreed to contribute an additional $15 million as needed to support the joint venture's growth. The minority interest in the joint venture and its results are presented on the face of the consolidated balance sheet and in the statement of income.

The Company paid a dividend of $15.4 million ($0.62 per ordinary share) during the quarter ended December 31, 1996. The Company did not pay any dividends during the same quarter of the prior year.

The Company maintains a three year, $150 million revolving credit facility with a group of commercial banks. The facility is available for general corporate purposes, subject to ongoing compliance with financial ratios and other requirements. Among other things, the Company is required to maintain a consolidated net worth, and cause Global Capital Re to maintain a net worth, of at least $250 million (as of December 31, 1996, such consolidated net worth of the Company was approximately $427 million) and will cause Global Capital Re to maintain a ratio of premiums written to net worth, determined as of the end of each fiscal quarter for the four fiscal quarters ending on such date, of not more than 0.75 to 1.0 (as of December 31, 1996, such ratio was 0.28 to 1). As security for its obligations under the line of credit, the Company has pledged all of the capital shares of Global Capital Re. The revolving credit facility terminates on August 17, 1998. No amounts are outstanding under the facility and the Company is in compliance with all the financial and other requirements of the facility.


OTHER MATTERS

As a result of the repurchase from its subsidiary and retirement by the Company of one million shares in December 1996 and other transactions in its shares during the period under review, the Company believes that certain restrictions on the transfer, issuance and repurchase of its shares contained in its Articles of Association have terminated. Among other things, these restrictions required the Board of Directors to decline to register a transfer of shares if they had reason to believe that the result of the transfer would be to increase the number of total "Controlled Shares" of any U.S. person other than a "Goldman Sachs Person" to 10% or more of the shares of the Company. For a description of these restrictions and the consequences of their termination, see the Company's 1996 Annual Report on Form 10-K.

PART 11. OTHER INFORMATION
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

         On December 19, 1996 an Annual General Meeting of shareholders of the Company was held. At that meeting shareholders were asked to vote upon the resolutions: (1) to elect ten directors of the Company to hold office until the conclusion of the next annual general meeting of the Company's shareholders, (2) to approve the appointment of Arthur Andersen & Co. as the Company's independent auditors for the fiscal year ending September 30, 1997, (3) to approve the Company's Amended and Restated Non-Employee Directors Share Option Plan and Amended and Restated 1995 Share Option Plan, both of which were originally adopted before the Company's initial public offering in December 1995, and thereby approve prior grants of restricted shares made contingent upon shareholder approval of these plans, (4) to approve the adoption of the Company's new 1996 Share Incentive Plan, (5) to authorize the Company to purchase from its wholly owned subsidiary, Global Capital Reinsurance Limited, one million Ordinary Shares of the Company currently held by such subsidiary, within 90 days after the Fiscal 1996 Annual General Meeting and at a purchase price of $20.92 per share and
         (6) to approve an amendment of the Company's Amended and Restated Articles of Association to permit the annual general meeting of shareholders to be held at any time on or before the 123rd day after the Company's fiscal year end and to approve certain related amendments of the Articles in order to accommodate this change. All resolutions were passed by the following vote of shareholders;

         PROPOSAL 1 - DIRECTORS

         Directors                                  For                 Withheld
         ---------                                  ---                 --------
         Lawrence S. Doyle                          13,687,344          143,694
         J. Markham Green                           13,687,344          143,694
         John P. McNulty                            13,687,344          143,694
         Loay Al-Naqib                              13,687,344          143,694
         Steven H. Newman                           13,619,744          211,294
         David A. Olsen                             13,687,344          143,694
         Joseph D. Roxe                             13,687,344          143,694
         Jerry S. Rosenbloom                        13,687,344          143,694
         Michael E. Satz                            13,687,344          143,694
         Donald J. Zuk                              13,687,344          143,694


         PROPOSAL 2 - AUDITORS

                       For               Against        Abstain        Non-Vote
                       ---               -------        -------        --------
         Shares        13,803,319        7,490          19,779         0

         PROPOSAL 3 - NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN

                       For               Against        Abstain        Non-Vote
                       ---               -------        -------        --------
         Shares        11,982,460        495,911        263,149        1,089,518

         PROPOSAL 4 - SHARE INCENTIVE PLAN

                       For               Against        Abstain        Non-Vote
                       ---               -------        -------        --------
         Shares        10,557,703        1,899,917      326,764        1,046,654

         PROPOSAL 5 - AUTHORIZED TO PURCHASE

                       For               Against        Abstain        Non-Vote
                       ---               -------        -------        --------
         Shares        12,127,717        313,199        306,604        1,089,518

         PROPOSAL 6 - ARTICLES OF ASSOCIATION

                       For               Against        Abstain        Non-Vote
                       ---               -------        -------        --------
         Shares        12,971,482        309,649        341,245        208,662

         No other business was conducted at the Annual General Meeting.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)      Exhibit Index
         Attached:

               Exhibit 11        Computation of Earnings Per Share

         Filed via EDGAR system:

               Exhibit 27        Financial Data Schedule


(b)      Reports on Form 8-K

         There were no reports on Form 8-K files for the three months ended December 31, 1996

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         GCR Holdings Limited


Date:  January 27, 1997              By: /s/ Frederick W. Deichmann
                                         ---------------------------------------
                                             Frederick W. Deichmann
                                             Chief Financial Officer
                                             and Secretary
                                             (as principal financial officer and
                                             duly authorized officer)

EXHIBIT 11

GCR HOLDINGS LIMITED AND SUBSIDIARY
COMPUTATION OF EARNINGS PER SHARE (unaudited)
(in thousands of U. S. dollars, except per share amounts)


                                                               Quarter Ended December 31
                                                                1996              1995
PRIMARY:

Net Income ...........................................       $    23,250       $    22,716

Weighted Average
Ordinary Shares Outstanding ..........................        24,734,592        22,684,784

Dilutive Effect of:
    Stock Options ....................................           285,268           176,428
    Warrants .........................................                --                --
                                                             -----------       -----------

         Total .......................................        25,019,860        22,861,212
                                                             -----------       -----------

Net Income per Ordinary Share (after giving effect
    to the Share Split ...............................             $0 93             $0 99


FULLY DILUTED:

Net Income ...........................................       $    23,250       $    22,716

Weighted Average
Ordinary Shares Outstanding ..........................        24,734,592        22,684,784

Dilutive Effect of:
    Stock Options ....................................           285,268           250,399
    Warrants .........................................                --                --
                                                             -----------       -----------

Total ................................................        25,019,860        22,935,183
                                                             -----------       -----------

Fully Diluted Net Income per Ordinary Share
   (after giving effect to the Share Split) ..........       $      0.93       $      0.99




The calculation of fully diluted earnings per share is submitted in accordance with Regulation S-K item 601 (b) (11) although not required by footnote 2 to paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%

[ARTICLE] 7
[CURRENCY] U.S. DOLLAR

[PERIOD-TYPE]                   3-MOS
[FISCAL-YEAR-END]                          SEP-30-1997
[PERIOD-START]                             OCT-01-1996
[PERIOD-END]                               DEC-31-1996
[EXCHANGE-RATE]                                      1
[DEBT-HELD-FOR-SALE]                           451,578
[DEBT-CARRYING-VALUE]                                0
[DEBT-MARKET-VALUE]                                  0
[EQUITIES]                                       1,250
[MORTGAGE]                                           0
[REAL-ESTATE]                                        0
[TOTAL-INVEST]                                 452,828
[CASH]                                           8,250
[RECOVER-REINSURE]                                   0
[DEFERRED-ACQUISITION]                           5,545
[TOTAL-ASSETS]                                 505,870
[POLICY-LOSSES]                                 35,557
[UNEARNED-PREMIUMS]                             30,698
[POLICY-OTHER]                                       0
[POLICY-HOLDER-FUNDS]                                0
[NOTES-PAYABLE]                                      0
[PREFERRED-MANDATORY]                            2,477
[PREFERRED]                                          0
[COMMON]                                             0
[OTHER-SE]                                     357,551
[TOTAL-LIABILITY-AND-EQUITY]                   505,870
[PREMIUMS]                                      30,430
[INVESTMENT-INCOME]                              6,562
[INVESTMENT-GAINS]                                  83
[OTHER-INCOME]                                     224
[BENEFITS]                                       6,227
[UNDERWRITING-AMORTIZATION]                      4,714
[UNDERWRITING-OTHER]                             3,091
[INCOME-PRETAX]                                 23,250
[INCOME-TAX]                                         0
[INCOME-CONTINUING]                             23,250
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                    23,250
[EPS-PRIMARY]                                     0.93
[EPS-DILUTED]                                     0.93
[RESERVE-OPEN]                                  39,934
[PROVISION-CURRENT]                              5,296
[PROVISION-PRIOR]                                  931
[PAYMENTS-CURRENT]                               1,313
[PAYMENTS-PRIOR]                                 9,291
[RESERVE-CLOSE]                                 35,557
[CUMULATIVE-DEFICIENCY]                              0